K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

March 28, 2018
VIA EDGAR
Ms. Alison T. White
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	First Investors Equity Funds (File Nos. 033-46924 and 811-06618)
Responses to Comments on the Registration Statement on Form N-1A
Dear Ms. White:
The following are responses to the comments that we received from you by telephone on February 13, 2018, regarding Post-Effective Amendment No. 105 to the Registration Statement on Form N-1A (“Registration Statement”) for the First Investors Premium Income Fund (“Fund”), a new series of the First Investors Equity Funds (“Registrant”), that was filed with the Securities and Exchange Commission (“SEC”) on December 29, 2017.  Your comments and the Registrant’s responses are set forth below.
General Comments

1.	Please add the ticker symbol for each share class of the Fund to the SEC’s EDGAR system prior to the effective date of the Registration Statement.

The Registrant will add the ticker symbols for each share class of the Fund to the SEC’s EDGAR system prior to the effective date of the Registration Statement.

Prospectus

2.	Prior to the effective date of the Registration Statement, supplementally provide the completed “Annual Fund Operating Expenses” and “Example” sections to be included in the Fund Summary.
The Registrant provided the Staff with the requested information on March 19, 2018.

3.
Footnote 2 to the “Annual Fund Operating Expenses” table in the Fund Summary states that the Fund’s investment adviser has contractually agreed to limit fees and/or reimburse expenses of the Fund (“Expense Limitation Agreement”).  Confirm supplementally that the Expense Limitation Agreement will continue for a period of at least one year from the effective date of the Registration Statement.

Securities and Exchange Commission
March 28, 2018

The Registrant confirms that the Expense Limitation Agreement will remain in effect for at least one year from the effective date of the Registration Statement.

4.
The “Principal Investment Strategies” section of the Fund Summary states that the Fund may invest in and write (sell) covered call options on exchange-traded funds.  Confirm whether a separate line item for acquired fund fees and expenses (“AFFEs”) should be included in the “Annual Fund Operating Expenses” table pursuant to Form N-1A, Item 3, Instruction 3(f)(i).

The Registrant does not expect the Fund’s AFFEs to exceed 0.01% during the Fund’s current fiscal year.  Accordingly, no separate line item has been added to the “Annual Fund Operating Expenses” table.

5.
The “Principal Investment Strategies” section of the Fund Summary states that “[i]n selecting investments, the Fund’s subadviser considers . . . among other criteria . . . companies with new products or a potentially positive change in management.”  Provide an explanation or example of what the Fund’s subadviser believes would constitute a positive change in management.

The Registrant has made the requested change.

6.
The “Principal Investment Strategies” section of the Fund Summary states that “[t]he Fund may sell a security based on the following, among other criteria: a) a defined deterioration in operating fundamentals . . . ”  Provide an explanation or example of what the Fund believes would constitute a defined deterioration in operating fundamentals.

The Registrant has made the requested change.

7.
The “Principal Investment Strategies” section of the Fund Summary states that “[t]he Fund may sell a security based on the following, among other criteria . . . a change in the stage of the market cycle.”  Provide an explanation or example of what the Fund believes would constitute a change in the stage of the market cycle.

The Registrant has made the requested change.

8.	Consider whether the title of the “Portfolio Manager” section should be changed to “Portfolio Managers,” given that the Fund will have two portfolio managers.

The Registrant has made the requested change.

Securities and Exchange Commission
March 28, 2018

9.
“The Fund in Greater Detail” section discloses the risks of investing in sponsored and unsponsored American depositary receipts (“ADRs”).  If the Fund will invest in unsponsored ADRs as a principal investment strategy, add corresponding disclosure to the “Principal Investment Strategies” and “Principal Risks” sections in the Fund Summary and the description of the Fund’s principal investment strategies in “The Fund in Greater Detail” section.  If the Fund will not invest in unsponsored ADR’s as a principal investment strategy, please remove the above-referenced disclosure.

The Fund does not currently intended to invest in unsponsored ADRs as a principal investment strategy.  Accordingly, the Registrant has removed the above-referenced disclosure.

10.	The “Fund Management in Greater Detail” section of the prospectus includes a sub-section titled “Prior Performance of Similar Accounts Managed by ZCM.” Respond to each of the following comments.

(a)
Confirm, supplementally, that the Fund retains the records required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended,  to support the calculation of the performance information shown for the Ziegler Capital Management, LLC’s (“ZCM”) composite (“Composite”).

As required by Rule 204-2(a)(16), the Registrant has confirmed that  ZCM retains the records that support the calculation of the performance shown for the Composite.

(b)	Confirm, supplementally, that the performance information shown for the Composite reflects the deduction of any sales charges imposed by the Composite accounts.

The Registrant has confirmed with ZCM that the Composite does not include any accounts that assess a sales charge.  Accordingly, no sales charges have been deducted from the performance information shown for the Composite.

(c)
The disclosure states that the performance results shown for the Composite “reflect the deduction of the highest fees and expenses incurred by a Composite account and, with respect to the accounts that are not registered investment companies, the highest investment management fees charged within the Composite accounts applied on a quarterly basis.”  Confirm, supplementally, that the performance information reflects the deduction of all fees and expenses incurred by the accounts included in the Composite.

Securities and Exchange Commission
March 28, 2018

The Registrant has confirmed with ZCM that the performance information shown for the Composite reflects the deduction of all fees and expenses incurred by the Composite account.

11.
The “Shareholder Information” section of the prospectus states that purchase, redemption and exchange orders received in “good order” by the Fund’s transfer agent by the time as of which the Fund’s NAV is calculated will be priced at that day’s NAV.  Disclose the requirements that must be met for a purchase, redemption or exchange order to be received in “good order.”

The Registrant has made the requested change.

12.
The “Shareholder Information” section of the prospectus states that the Fund has reserved the right to make in-kind redemptions.  Pursuant to the guidance set forth by the SEC on page 294 of Investment Company Act Release No. 32315 (Investment Company Liquidity Risk Management Programs), consider disclosing whether any in-kind redemptions would represent a pro rata portion of the Fund’s portfolio, a representative basket of securities or individual securities.

The requested disclosure is not required under Form N-1A and, accordingly, the Registrant has not added such disclosure.

Statement of Additional Information

13.
In the “Investment Policies of the Fund” section on page I-B-1, the fifth paragraph under “Fundamental Policies,” which restricts the concentration of investments in the Fund’s portfolio, excludes investments in investment companies.  It is the Staff’s position that the Fund should “look through” to the holdings of any underlying investment companies (“Underlying Funds”) to the extent possible for the purposes of determining the Fund’s compliance with its concentration policy.

The Registrant is not aware of any specific requirement under the federal securities laws or formal SEC position requiring an investment company to consider an Underlying Fund’s investments for the purposes of determining whether it is concentrated in an industry.  The Registrant confirms that the Fund does not intend to use its investments in any Underlying Funds to willfully gain indirect exposure to any industry that would otherwise be inconsistent with the Fund’s fundamental investment policy with respect to concentration.

Securities and Exchange Commission
March 28, 2018

Signatures

14.
Pursuant to Section 6(a) of the Securities Act of 1933, as amended, revise the signature pages to reflect that the individual executing the Registration Statement as the Registrant’s Treasurer also is executing the Registration Statement as the Registrant’s principal accounting officer.

The Registrant has made the requested change.

* * * *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber
cc:	Mary Carty
Mary Najem
Foresters Investment Management Company, Inc.

Robert Zutz
Timothy Bekkers
K&L Gates LLP